

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 25, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Michiel Wolfswinkel
Chief Financial Officer
Van der Moolen Holding, N.V.
Keizersgracht 307
1016 ED Amsterdam, The Netherlands

> **RE: Form 20-F for the fiscal year ended December 31, 2006**
> **File No. 001-16731**

Dear Mr. Wolfswinkel:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 5 – Operating and Financial Review and Prospects, page 41

Liquidity and Capital Resources, page 64

2. Please revise your liquidity section to discuss the changes in your operating,
    investing, and financing cash flows as depicted in your statement of cash flows. Your
    discussion should focus on the primary drivers of and other material factors necessary
    to an understanding of your cash flows and the indicative value of historical cash
    flows. Please refer to the SEC Interpretive Release No. 33-8350.

Tabular Disclosure of Contractual Obligations, page 67

3. Please revise your table of contractual obligations to include the following:
    • Estimated interest payments on your debt; and
    • Planned or required payments to fund pensions and other post-employment
      benefits
    Because the table is aimed at increasing transparency of cash flow, we believe these
    payments should be included in the table. Please disclose any assumptions you
    made to derive these amounts. Please also revise your table so that the sum of your
    contractual obligations for each period and in total appears at the bottom of the table.

Item 15 – Controls and Procedures, page 111

4. We note that you define disclosure controls and procedures as those controls and
    procedures that "are effective in ensuring that information required to be disclosed by
    [you] in reports [you] file or submit under the Exchange Act is recorded, processed,
    summarized and reported within the time periods specified in the rules and forms of
    the Securities and Exchange Commission." This is an incomplete definition of
    disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).
    Please revise your definition to clarify that disclosure controls and procedures also
    include controls and procedures designed to ensure that information required to be
    disclosed by you in the reports that you file or submit under the Exchange Act is
    accumulated and communicated to your management, including your principal
    executive and principal financial officers, or persons performing similar functions, as
    appropriate to allow timely decisions regarding required disclosure. Alternatively,
    you may simply conclude that your disclosure controls and procedures are effective
    or ineffective, whichever the case may be.

Consolidated Financial Statements

General

5. Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of SFAS 130.

Consolidated Statements of Financial Condition, page F-3

6. Since you have treasury stock, the number of shares issued is not equal to the number of shares outstanding. Please revise the common stock description on the face of your balance sheet accordingly.

Consolidated Statements of Income, page F-4

7. Please present your goodwill impairment charge as a separate line item, before the "income (loss) from continuing operations" subtotal. See paragraph 43 of SFAS 142.

8. Please separately disclose interest and dividend income and interest and dividend expense. Refer to Exhibit 4-4 of the AIPCA Accounting and Auditing Guide for Brokers and Dealers in Securities and Rule 9-04 of Regulation S-X.

Note 2 – Significant Accounting Policies, page F-11

General

9. Please consider revising your filing to include disclosure of your principal transaction revenues by reporting category, including derivatives, for each period presented. Please also consider revising your footnotes to include quantitative disclosures for any derivatives used for trading purposes. Refer to footnote 12 to Exhibit 4-8 of the AIPCA Accounting and Auditing Guide for Brokers and Dealers in Securities.

Goodwill and Other Intangible Assets, page F-14

10. You disclose here, as well as on pages 46 and F-28 that you engaged independent consultants in connection with the valuation of your goodwill and other intangible assets. Please identify each of the independent consultants, or revise your disclosure to eliminate the reference to the independent valuations.

Note 3 – Significant Acquisitions and Dispositions, page F-20

11. Please tell us how you have accounted for the two earn-out payments related to the acquisition of Curvalue. See paragraphs 25-28 and 51(f) of SFAS 141.

Note 24 – Commitments and Contingent Liabilities, page F-53

12. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

13. You disclose on page F-58 that you have not recorded liabilities related to certain guarantees and indemnities, as it is unlikely you will have to make material payments under the guarantees. . Please revise your filing to confirm that you apply FIN 45 to all of your guarantees. Please also tell us and revise your filing to include the disclosures required by paragraph 13 of FIN 45 for each group of similar guarantees, even if the likelihood of making any payments is remote.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to Lisa Haynes, Staff Accountant at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief